Norman Ward

Retired US Forest Service surveyor.
BS in Physical Education with minor in Land Survey, Univ. of New Hampshire, 1976.
Assistant Forest Land Surveyor for Zoned Forest Boundary Management Program (GPNF, Olympic NF, Mt. Hood NF, and CGNSA). Supervised field crews and survey contracts with private survey firms.